UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

03017071

NO ACT
P.E 1-15-03
1-2256

DIVISION OF
CORPORATION FINANCE

March 11, 2003

Act 1934
Section
Rule 14A-8
Public Availability 3/11/2003

James Earl Parsons
Counsel
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: ExxonMobil Corporation
Incoming letter dated January 15, 2003

Dear Mr. Parsons:

This is in response to your letters dated January 15, 2003 and January 23, 2003 concerning the shareholder proposal submitted to ExxonMobil by Bartlett Naylor. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205

PROCESSED
MAR 2 6 2003
THOMSON
FINANCIAL

CR

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

January 15, 2003

<u>**VIA Network Courier**</u>

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: <u>Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8</u>
Omission of Shareholder Proposal Regarding Non-Audit Services

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between Bartlett Naylor and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. For the reasons explained below, we intend to omit the proposal from our proxy material for the meeting. To the extent this letter relates to matters of law, it is my opinion as counsel for ExxonMobil.

<u>**Proposal Relates to Management Functions.**</u>

The proposal requests our Board to adopt a policy that the firm retained by the company to provide audit services should not also be retained to provide non-audit services.

This proposal (the "Naylor Proposal") is essentially identical to another proposal submitted for ExxonMobil's 2003 annual meeting by Financial Investors Trust (the "FIT Proposal"), a copy of which is enclosed as Exhibit 2.

By separate letter to the staff dated the date hereof, we expressed our belief that the FIT proposal deals with a matter relating to the company's ordinary business operations and may therefore be omitted under Rule 14a-8(i)(7). The same argument applies to the Naylor Proposal.

We recognize that in light of various highly-publicized accounting scandals, the general issue of auditor independence and the specific issue of auditors' providing non-audit services have raised significant public policy considerations. As a result, during the 2002 proxy season the staff consistently took the position that companies could not rely on Rule 14a-8(i)(7) to exclude shareholder proposals on this topic. See, for example, <u>Motorola, Inc.</u> (available January 16, 2002).

We do not disagree with the staff's position in last year's letters. However, we believe that events subsequent to the issuance of those letters have effectively resolved the public policy issue.

Specifically, since the last proxy season the Sarbanes-Oxley Act of 2002 ("SOX") has been enacted into law. Section 201 of SOX prohibits accounting firms from performing a number of non-audit services for audit clients, and Section 208 of SOX directs the SEC to promulgate rules to carry this prohibition into effect.*

In response, the SEC issued Release No.33-8154 (December 2, 2002) (the "Release"), which, among other measures, proposes strict limits on the types of non-audit services that may be provided by a company's independent auditors. Specifically, as the Release explains, non-audit services will only be permitted if several key principles are met. These principles, taken from the legislative history of SOX, are that an accounting firm should not:

- audit its own work;
- function as a part of management or as an employee of the audit client;
- act as an advocate of the audit client; or
- be a promoter of the issuer's stock or other financial interests.

These rules are required to be finalized before the end of January 2003, well in advance of our 2003 annual meeting. Once these rules take effect, our auditors will, in the words of the Release, be prohibited from "any service or scenario that reasonably could create one or more of the conflicts identified in the principles" outlined above.

We therefore suggest that the public policy debate regarding non-audit services which existed during the 2002 proxy season has been substantially resolved through these legislative and regulatory actions. Put differently, we believe the decision whether to retain the company's auditor to provide additional non-audit services within the narrow limits of SOX and pending SEC rules -- services which, in accordance with the findings of both Congress and the SEC, will not impair independence -- has been returned to the realm of an ordinary business decision under purview of the company's audit committee. As such, we believe the Naylor Proposal, like the FIT proposal, may be omitted from our proxy material under Rule 14a-8(i)(7).

Proposal is Substantially Duplicative of Another Proposal Previously Submitted

In the event the staff does not concur that both the FIT Proposal and the Naylor Proposal may be omitted from our proxy material under Rule 14a-8(i)(7), the FIT Proposal will be included in the proxy material for our 2003 annual meeting. In that case, the Naylor Proposal

* SOX also imposes a number of additional requirements designed to strengthen auditor independence, including requirements for audit committee pre-approval of permitted services and enhanced disclosure (Sections 201 and 202); audit partner rotation (Section 203); auditor reports to the audit committee (Section 204); avoidance of conflicts of interest (Section 206); audit committee independence and authority (Section 301); and avoidance of improper influence on audits (Section 303). Related actions are also pending through NYSE and NASDAQ rulemaking.

may be omitted under Rule 14a-8(i)(11) on the grounds that it substantially duplicates another proposal (the FIT Proposal) previously submitted to the company by another proponent that will be included in the company's proxy material for the same meeting.

The FIT Proposal was received in our offices on December 13, 2002, prior to our receipt of the Naylor Proposal on December 16, 2002. As shown by Exhibits 1 and 2 to this letter, the operative language of the two proposals is essentially identical. Therefore, if the staff disagrees with our analysis of Rule 14a-8(i)(7), the Naylor Proposal, being the second of the two essentially identical proposals received by the company, may be excluded under Rule 14a-8(i)(11). For this purpose, differences between the supporting statements for the two proposals are not determinative. See Electronic Data Systems Corporation (available March 11, 1999).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent.

Sincerely,

James Earl Parsons

James Earl Parsons

JEP/pdb

Enclosures

cc w/enc: Proponent:
Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205

EXHIBIT 1

RECEIVED
DEC 16 2002
P.T. MULVA

Bartnaylor@aol.com
12/16/02 10:50 AM

To: debra.l.laird@exxonmobil.com, rose.m.king@exxonmobil.com
cc:
Subject: shareholder resolution

Please confirm receipt by respond email

Dec. 16, 2002
Patrick Mulva
Corporate Secretary
ExxonMobil
5959 Las Colinas Blvd
Irving, Tx. 75039-2298

Enclosed, please find a shareholder resolution that I hereby submit under the SEC's Rule 14a(8). I have owned the requisite value for the requisite time period; will provide evidence of said ownership upon request as provided in the federal rule (from a record holder); intend to continue ownership of the requisite value through the forthcoming annual meeting in 2002; and stand prepared to present the resolution at the forthcoming shareholder meeting directly or through a designated agent. Please contact me mail or email.

Sincerely,

Bartlett Naylor
1255 N. Buchanan
Arlington, Va. 22205

RESOLVED, that the shareholders of ExxonMobil request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

SUPPORTING STATEMENT:

For the year ending Dec. 31, 2001, our company paid PricewaterhouseCoopers (PwC) $17.7 million for audit services. It also paid PwC $49.8 million for other "professional services." The demise of Enron has elevated public concern for the potential for conflicts arising when the same firm is retained for both. In the Enron case, the same firm responsible for devising questionable off-balance sheet accounting schemes was also responsible for attesting to their soundness to shareholders. Leading financial experts such as Paul Volcker have called for a ban on such dual services. Put in common sense terms, would a firm risk sales of $49.8 million

SHAREHOLDER RELATIONS

DEC 16 2002

NO. OF SHARES__________
DISTRIBUTION: PTM; DLT; DGH;
SMD; FLR; REG; JEP; LKB

in professional services by raising marginal, if not profound concerns regarding an audit for which it is paid $17.7 million?

The oil, chemical and gas business our company operates in involves enormous complexities and liabilities. Returns depend not only on prevailing world oil prices, but also issues difficult to quantify such as environmental and human rights issues. For example:

* In several Texas and Louisiana communities, activists with the Lone Star Chapter (Sierra Club) allege ExxonMobil abuses minorities because these communities suffer the brunt of chemical plant and oil refinery pollution. These may be difficult to assess, but are certainly not unimportant issues bearing on share value.

* ExxonMobil heads a consortium constructing a pipeline from the oil fields in Doba in southern Chad to the coast of Cameroon. The Sierra Club argues that construction threatens the rainforests of Cameroon and farming land in Chad. In addition, the Sierra Club contends that ExxonMobil, has yet to develop an adequate response plan to potential oil spills, which would be disastrous to the ecosystems of Chad and Cameroon.

* Our company now plans to spend some $100 billion in the current decade developing sources in Russia, Africa and elsewhere. These are politically, socially and environmentally volatile areas. Yet I believe it is not clear our company has prepared an assessment of the associated potential liabilities.

Our company discusses environmental issues. Management notes that site restorations charges rose to $371 million in 2001 from $311 million in 2000 and $219 million in 1999. At the end of 2001, accumulated site restoration and environmental provisions, after reduction for amounts paid, amounted to $3.7 billion. The scale of these figures commands that any auditi be uncompromised by conflict.

As PwC's auditors work to verify that ExxonMobil has faithfully accounted for these potential liabilities, I believe their effort will engender greater shareholder confidence if PwC is not receiving an additional sum for providing consulting services that may actually involve some of these same liabilities.

I urge you to vote YES for this resolution.

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Patrick T. Mulva
Vice President, Investor Relations
and Secretary

ExxonMobil

December 17, 2002

VIA UPS - OVERNIGHT DELIVERY AND E-MAIL

Mr. Bartlett Naylor
1255 North Buchanan
Arlington, VA 22205

Dear Mr. Naylor:

This will acknowledge receipt of the proposal concerning non-audit services, which you have submitted in connection with ExxonMobil's 2003 annual meeting of shareholders.

Shareholder proposals are governed by Rule 14a-8 under the Securities Exchange Act of 1934 (copy attached). To proceed with a formal proposal, you must comply with the requirements of this rule. One of the requirements is that you must have continuously held at least $2,000 in market value of ExxonMobil common stock for at least one year by the date you submit your proposal. You indicated in your e-mail that you have met this rule; however, you must submit proof from your broker that you have owned the requisite amount and that you have continuously held the shares for at least one year. **Your proof of continuous ownership must be postmarked or electronically transmitted to us no later than 14 days from the date you receive this letter.**

You should note that, if your proposal is not withdrawn or excluded, you or a representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

We believe a dialogue on this proxy proposal would be useful. Please contact Dave Henry on my staff at 972.444.1193 and let him know possible times that would be convenient to you for such a discussion. We believe we can demonstrate to you that your underlying concerns are already effectively addressed.

Sincerely,

Attachment

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SHAREHOLDER PROPOSALS

RULE 14a.8

Rule §240.14a-8. Shareholder Proposals

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?
Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter) or 10-QSB (§249.308b of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked , or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) Violation of Law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;
Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) Violation of Proxy Rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) Personal Grievance; Special Interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) Absence of Power/Authority: If the company would lack the power or authority to implement the proposal;

(7) Management Functions: If the proposal deals with a matter relating to the company's ordinary business operations;

(8) Relates to Election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) Conflicts with Company's Proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting; Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) Substantially Implemented: If the company has already substantially implemented the proposal;

(11) Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

Charles Schwab

Chairman's Division
RCS Service Recovery

101 Montgomery Street
San Francisco, California 94104

(415) 627-7000

December 20, 2002

Exxon Mobile
Attn: Patrick Mulva, Corporate Secretary
5959 Las Colinas Blvd.
Irving TX 75039-2298

RE: Bartlett Naylor, AR 6601-0325

Dear Mr. Mulva:

As requested by our customer, Bartlett Naylor, this letter is to verify that Mr. Naylor is the beneficial holder of 528 shares of Exxon Mobile and has held at least $2,000.00 worth of shares of Exxon Mobile continuously for the past twelve months. Charles Schwab & Co., Inc. is the holder of record for these shares.

If you have any questions, please contact the customer's branch at 703-294-4362.

Sincerely,

Kimberly McCauley
Senior Communications Specialist
Charles Schwab & Co., Inc.

SHAREHOLDER RELATIONS

DEC 26 2002

NO. OF SHARES__________
DISTRIBUTION: PTM; DLT; DGH;
SMD; FLR; REG; JEP; LKB

EXHIBIT 2

FINANCIAL INVESTORS TRUST

FINANCIAL INVESTORS TRUST
370 Seventeenth Street
Suite 3100
Denver, Colorado 80202-5627
Tel: (800) 298-3442
Fax: (303) 825-2575

December 13, 2002

RECEIVED
DEC 13 2002
P.T. MULVA

Mr. Patrick T. Mulva
Secretary
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: Shareholder Proposal

Dear Mr. Mulva,

As secretary of Financial Investors Trust, I hereby submit on behalf of the United Association S&P 500 Index Fund (the "Fund") the enclosed shareholder proposal for inclusion in the ExxonMobil Corporation's (the "Company") proxy statement to be sent to the Company's stockholders in conjunction with the next annual meeting.

Also, enclosed is a letter from the Fund's custodian bank documenting the Fund's continuous ownership of the requisite amount of stock in ExxonMobil Corporation for at least one year prior to the date of this letter. The Fund also intends to continue its ownership of at least the minimum number of shares required by SEC regulations through the date of the annual meeting.

The Fund will designate, at a later date, a representative to present the proposal at the annual meeting. Please call me with any questions.

Sincerely,

Traci A. Thelen
Secretary

Enclosures

SHAREHOLDER RELATIONS

DEC 13 2002

NO. OF SHARES ______________
DISTRIBUTION: PTM; DLT; DGH;
SMD; FLR; REG; JEP; LKB

RESOLVED: The shareholders of ExxonMobil (the "Company") urge the Board of Directors to adopt a policy that in the future the firm that is appointed to be the Company's independent accountants will only provide audit services to the Company and not provide any other services.

SUPPORTING STATEMENT

New disclosure requirements by the Securities and Exchange Commission required corporations, starting in 2001, to disclose how much they were paying their "independent" auditors for audit work and how much they were paying them for "other" work.

The results were startling. Surveys by the Wall Street Journal and the Investor Responsibility Research Center each found that, on the average, corporations were paying their "independent" auditors three times more for "other" work than for their audit work. That raised the obvious concern as to how "independent" and objective the auditors really were. This concern was heightened by the subsequent accounting scandals at Enron and WorldCom.

In response to these accounting concerns, President Bush signed into law the Sarbanes-Oxley Act, which places restriction on the types of non-audit services auditors can render in an effort to reduce the conflict of interests. While the new law is certainly a step in the right direction, it does contain a potential and serious loophole. The auditors can still render tax and certain other services as long as they are pre-approved by the audit committee.

According to this Company's 2002 proxy statement, it paid its auditors $14.1 million for tax services and $17.7 million for audit services. Such substantial payments for tax services alone does not provide comfort to shareholders concerned about auditor conflicts of interest.

It is respectfully submitted that this new Board of Directors could send a positive message to its investors and the public at large by adopting a policy that in the future its auditors would do no other work for the Company.

n
d
ie
nile
exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 23, 2003

VIA Network Courier

U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

RE: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Shareholder Proposal from Bartlett Naylor Regarding
Non-Audit Services -- Modification of No-Action Request

Gentlemen and Ladies:

By letter dated January 15, 2003, ExxonMobil advised you of our intention to omit from the proxy material for our 2003 annual meeting a shareholder proposal from Bartlett Naylor (the "Naylor Proposal") regarding non-audit services.

For the reasons given below, we hereby modify our January 15 letter regarding the Naylor Proposal as follows:

Proposal Relates to Management Functions.

Our primary argument in the January 15 letter was that, in light of the Sarbanes-Oxley Act of 2002 and other recent developments, the Naylor Proposal has been returned to the realm of an ordinary business matter and may be omitted under Rule 14a-8(i)(7). We reiterate that argument and ask the staff to concur with that view.

Proposal is Substantially Duplicative of Another Proposal Previously Submitted.

We also argued in the January 15 letter that, should the staff not agree with our analysis under Rule 14a-8(i)(7), the Naylor Proposal could be omitted under Rule14a-8(i)(11) because the Naylor Proposal substantially duplicates another proposal previously submitted by Financial Investors Trust ("FIT").

In a separate letter, we have advised the staff that the FIT proposal has been withdrawn. As a result of the FIT withdrawal, the Naylor Proposal is now the only pending proposal regarding non-audit services for our 2003 annual meeting. We therefore withdraw the argument that the Naylor Proposal may be omitted under Rule 14a-8(i)(11).

Supporting Statement is Materially False and Misleading.

In light of the withdrawal of our argument under Rule 14a-8(i)(11), we wish to raise an additional argument under Rule 14a-8(i)(3).

Specifically, if the staff does not concur in our view that the entire Naylor Proposal may be omitted under Rule 14a-8(i)(7), we request the staff's concurrence that the proponent be required to delete or substantially revise his supporting statement because the statement contains numerous false and misleading statements in contravention of Rule 14a-9.

The first paragraph of the supporting statement states that ExxonMobil paid $49.8 million to our auditor for "professional services," as if the nature of those services was undisclosed. In fact, as we made clear in our 2001 proxy statement (excerpt attached as Exhibit 1 to this letter), the $49.8 million figure related specifically to a financial information systems design and implementation project -- a project that was fully in accord with accounting independence rules at the time and that has been completed. The supporting statement then compares these services to "questionable off-balance sheet accounting schemes" involved with the "demise of Enron." The financial information systems design project fully disclosed in our proxy statement is not in any sense an "off-balance sheet accounting scheme," and it is utterly false and misleading for the proponent to make such a comparison or generally to suggest that there is any equivalence between non-audit services provided to ExxonMobil and the accounting and other scandals surrounding Enron.

The next four paragraphs of the supporting statement concern "environmental and human rights issues." Specifically, the proponent cites allegations from Sierra Club activists regarding the impacts of plant operations on local communities and concerns regarding the impact of the Chad-Cameroon pipeline project on local farmland and the adequacy of our spill response plan for that project. The proponent also makes a general reference to our capital expenditure forecast and the fact that the company operates in "politically, socially and environmentally volatile areas."

These kinds of political, social, and environmental issues have no relevance to the topic of auditor independence and non-audit services and should therefore be deleted. See, for example, Exxon Mobil Corporation (available March 27, 2002) (requiring deletion of statements relating to, among other things, global warming from a proposal on executive compensation); Burlington Northern Santa Fe Corporation (available January 31, 2001) (requiring deletion of statements criticizing the company's environmental record from a proposal on poison pills); and Boise Cascade Corporation (available January 23, 2001) (requiring deletion of statements criticizing the company's environmental and human rights record from a proposal on separation of the Chairman and CEO).

If you have any questions or require additional information, please contact me directly at 972-444-1478. In my absence, please contact Lisa K. Bork at 972-444-1473.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and the enclosures. A copy of this letter and the enclosures is being sent to the proponent.

Sincerely,

James Earl Parsons

JEP/pdb

Enclosures

cc w/enc: Proponent:
Bartlett Naylor
1255 N. Buchanan
Arlington, VA 22205

EXHIBIT 1

BOARD OF DIRECTORS PROPOSAL: RATIFICATION OF INDEPENDENT AUDITORS
(Item 2 on the proxy card)

Based on the recommendations of the Board Audit Committee, the board has appointed PricewaterhouseCoopers LLP (PwC) to audit our financial statements for 2002. We are asking you to ratify that appointment.

Audit Fees

The aggregate fees paid to PwC for professional services rendered for the audit of our annual financial statements for the fiscal year ended December 31, 2001, and for the reviews of the financial statements included in our quarterly reports on Form 10-Q for that fiscal year, are estimated to be $17.7 million.

Financial Information Systems Design and Implementation Fees

The aggregate fees billed by PwC for professional services rendered to ExxonMobil managed financial information systems design and implementation projects for the fiscal year ended December 31, 2001 were $49.8 million.

Competitive bidding was used by ExxonMobil project executives for each of three projects where ExxonMobil project teams were assisted by PwC resources. The ExxonMobil project executives responsible for overall system design and implementation used PwC to assist with such services as systems configuration and training. In each case, Board Audit Committee approval was obtained prior to engaging PwC for assistance. ExxonMobil has made all project management decisions including the selection of systems processes and controls. ExxonMobil internal audit department personnel performed design evaluations, as well as, pre and post implementation reviews to evaluate the adequacy of internal accounting and financial reporting controls associated with the enterprise business system projects. Two of the projects were completed during 2001. The final project is expected to be completed in 2002.

PwC has announced that it plans to separate its management consulting business, PwC Consulting, through an initial public offering.

All Other Fees

The aggregate fees billed by PwC for services rendered to us, other than the services described above under "Audit Fees" and "Financial Information Systems Design and Implementation Fees," for the fiscal year ended December 31, 2001 were $19.3 million. The more significant services are described below.

- Tax compliance and other tax services totaled $14.1 million. The services primarily included tax preparation assistance for individual ExxonMobil expatriate employees. PwC also assisted various ExxonMobil affiliates with the preparation of local tax filings and tax valuation services.
- Other audit-related services totaled $3.0 million. The services were principally comprised of benefit plan and joint venture audits, cost certifications and government compliance reviews.

- Actuarial services related to pension plan and other post-employment benefit obligations totaled $1.9 million. PwC finalized the sale of the business that provided these services on December 31, 2001.

PwC has been ExxonMobil's independent auditing firm for many years, and we believe they are well qualified for the job. A PwC representative will be at the annual meeting to answer appropriate questions and to make a statement if he desires.

The board recommends you vote FOR this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 11, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: ExxonMobil Corporation
Incoming letter dated January 15, 2003

The proposal requests that the board of directors adopt a policy "that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company."

There appears to be some basis for your view that Exxon Mobil may exclude a portion of the supporting statement under rule 14a-8(i)(3) as materially false or misleading under rule 14a-9. In our view, the proposal must be revised to delete the discussion that begins "For example . . ." and ends ". . . of the associated potential liabilities." Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues, we do not believe that ExxonMobil may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Alex Shukhman
Attorney-Advisor